

Mail Stop 7010

March 20, 2007

Dr. Dennis D. Keiser
Chief Executive Officer and Acting Chief Financial Officer
Intrepid Technology and Resources, Inc.
501 West Broadway, Suite 200
Idaho Falls, Idaho 82304

      RE: Form 10-KSB for the Fiscal Year ended June 30, 2006
         Forms 10-QSB for the Fiscal Quarters ended September 30 and
         December 31, 2006
         File No. 30065

Dear Dr. Keiser:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief